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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission file Number

Services Acquisition Corp. International, American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

401 East Olas Boulevard, Suite 1140, Fort Lauderdale, FL 33301    (954) 713-1165

(Address including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.001 par value
Common Stock Purchase Warrants
Units, each consisting of one share of Common Stock and one Warrant

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

   17CFR240.12d2-2(a)(1)

   17CFR240.12d2-2(a)(2)

   17CFR240.12d2-2(a)(3)

   17CFR240.12d2-2(a)(4)

   Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

   Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Services Acquisition Corp. International (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

11/28/06	By /s/ Steven R. Berrard	Chairman and Chief Executive Officer
Date	Name	Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This voluntary delisting from the American Stock Exchange is a result of Services Acquisition Corp. International's pending move to the NASDAQ Global Market (‘‘NASDAQ’’). Services' first day of trading on NASDAQ will be Wednesday, November 29, 2006.